Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

March 7, 2012

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:       The Lincoln National Life Insurance Company
Lincoln Life Variable Annuity Account N (File No. 811-08517)
CIK No. 0001048606
Lincoln ChoicePlusSM Advisor Variable Annuity (File No. 333-177663)
SEC Accession No. 0000726865-11-000834
Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (the “Company”) and Lincoln Life Variable Annuity Account N (the “Separate Account”) hereby request the withdrawal of the above-referenced registration statement on Form N-4, filed with the Securities and Exchange Commission on November 2, 2011 (the “Registration Statement”).

The Registration Statement has not yet become effective. No securities were sold in connection with the Registration Statement. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as is practicable.

The Company has decided not to offer the product filed under the Registration Statement at this time.

If you have any questions regarding this matter, please contact the undersigned at (860) 466-1222.

Sincerely,

Scott C. Durocher
Counsel